

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via Email
Minggang Xiao
Chief Financial Officer
China Pediatric Pharmaceuticals, Inc.
9th Floor, No. 29 Nanxin Street
Xi'an, Shaanxi Province
People's Republic of China 710004

> **Re:** **China Pediatric Pharmaceuticals, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 19, 2011**
> **File No. 000-52007**

Dear Mr. Xiao:

We have limited our review of your information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement and the information you provide in response to these comments, we may have additional comments.

Purpose and Effects of the Corporate Action, page 4

1. You state that the forward stock split you are proposing to implement will provide you with greater flexibility for, among other things, obtaining additional equity financing and that it could also generate interest in your company among investors. These potential effects are commonly cited by companies that are attempting to implement a reverse stock split, rather than a forward stock split. Please provide us with an explanation as to why you believe your proposed forward stock split could result in these developments. Alternatively, please amend your information statement to remove these statements and to include potential effects that would more likely result from a forward stock split.

Exhibit A, page 8

2. The proposed amendment to the articles of incorporation included in this exhibit is a paragraph entitled "Reverse Stock Split." As you seek to implement a forward stock split, this appears to be in error. Please amend your information statement to correct this inconsistency.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

                                            Sincerely,

                                            /s/ Jeffrey Riedler

                                            Jeffrey Riedler
                                            Assistant Director

cc: Bin Zhou, Esq.
        Bernard & Yam, LLP
        401 Broadway Suite 1708
        New York, NY 10013